UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*


                             United Financial Corp.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                   81-4239109
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                                 (CUSIP Number)

                                  Kurt R. Weise
                             United Financial Corp.
                          5500 Wayzata Blvd., Suite 145
                             Golden Valley, MN 55416
                                  612-542-3001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  81-4239109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         JOHN M. MORRISON


2.       Check The Appropriate Box If A Member Of A Group*
                                                          (a) [ ]
                                                          (b) [_]
3.       Sec Use Only


4.       Source Of Funds

         PF

5.       Check If Disclosure Of Legal Proceedings Is Required Pursuant To
         Items 2(d) or 2(e)                                     [_]

6.       Citizenship Or Place Of Organization

         UNITED STATES

                              7. Sole Voting Power
              Number Of          JOHN M. MORRISON- 465,227
               Shares
            Beneficially      8. Shared Voting Power
              Owned By           0
                Each
              Reporting       9. Sole Dispositive Power
               Person            JOHN M. MORRISON- 465,227
                With
                             10. Shared Dispositive Power
                                 0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         465,227   (excluded 49,195 shares held by spouse)

12.      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                              [X]

13.      Percent Of Class Represented By Amount In Row (11)

         28.2% (excludes shares held by spouse)

14.      Type Of Reporting Person*
         IN

                                  SCHEDULE 13D
CUSIP No.  81-4239109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         SUSAN M. MORRISON, INDIVIDUALLY AND AS TRUSTEE


2.       Check The Appropriate Box If A Member Of A Group*
                                                      (a) [ ]
                                                      (b) [_]
3.       Sec Use Only


4.       Source Of Funds

         PF

5.       Check if Disclosure Of Legal Proceedings Is Required Pursuant To
         Items 2(d) or 2(e)                                     [_]

6.       Citizenship or Place Of Organization

         UNITED STATES

                              7. Sole Voting Power
              Number Of          SUSAN M. MORRISON- 49,195
               Shares
            Beneficially      8. Shared Voting Power
              Owned By           0
                Each
              Reporting       9. Sole Dispositive Power
               Person            SUSAN M. MORRISON- 49,195
                With
                             10. Shared Dispositive Power
                                 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         49,195  (excludes 465,227 shares held by spouse)

12.      Check if The Aggregate Amount in Row (11) Excludes Certain Shares*
                                                              [X]

13.      Percent of Class Represented by Amount In Row (11)

         3.0% (excludes shares held by spouse)

14.      Type of Reporting Person*
         IN

This Amendment No. 3 to Schedule 13D of John M. Morrison and Susan M. Morrison relating to the common stock of United Financial Corp. is being filed to report additional purchases of common stock by John M. Morrison.

ITEM 1.  SECURITY AND ISSUER.

         Security- Common Stock, no par value per share
         Issuer- United Financial Corp., a Minnesota Corporation
         Principal Executive Office-  120 1st Ave. No., Great Falls, MT 59401

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name: John M. Morrison
               Susan M. Morrison, individually and as Trustee

(b)      Residence or Business Address:
                           5500 Wayzata Blvd., Suite 145
                           Golden Valley, MN 55416

(c)      Present Principal Occupation:
                           John M. Morrison--Chairman of United Financial Corp., Chairman of Central Bancshares Inc.
                           See item 2(b) for address

                           Susan M. Morrison- Homemaker

(d)      Convictions in the last 5 years:  John M. Morrison  NONE
                  Susan M. Morrison   NONE

(e)      Securities law violations in the last 5 years: John M. Morrison  NONE
                  Susan M. Morrison   NONE

(f)      Citizenship:   United States of America for both John M. Morrison and
         Susan M. Morrison

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Twenty-two thousand (22,000) shares of United Financial Corp. common stock were purchased by John M. Morrison on May 3, 2000 to June 9, 2000, for $321,840 at various prices per share. This purchase was funded using cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION.

Purchases reported by Mr. Morrison and Mrs. Morrison on this amendment were made for investment purposes.

As reported under Item 2, John M. Morrison currently is the Chairman and a director of United Financial Corp. (the "Company" or "United"). As such, it can be expected that Mr. Morrison will be called upon from time to time to give consideration to proposals that the Company engage in transactions of one or more of the types listed below. Except as previously disclosed, neither John or Susan Morrison have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

John M. Morrison beneficially owns 465,227 shares (28.2% of the outstanding shares of United) of the aggregate of 514,422 (31.1%) reported hereby and has sole voting power and dispositive power with respect thereto. Of the 465,227 shares, 63,000 are held by Central Bancshares Inc., of which Mr. Morrison owns 100% of the outstanding common stock and 13,000 shares are held in Mr. Morrison's IRA. Susan M. Morrison holds 49,195 shares, (3.0%). Of those shares, 39,140 are held by Mrs. Morrison as trustee of two trusts for children of John and Susan Morrison and 1,300 shares are held in Mrs. Morrison's IRA, and 8,755 shares held in trust for Susan M. Morrison of which she is the trustee. Susan M. Morrison has sole voting and dispositive powers for the trusts. Neither reporting person shares voting or dispositive power with respect to shares held by the other reporting person. Each reporting person disclaims beneficial ownership with respect to the shares held by the other reporting person. The adult children have rights to receive dividends on shares held in their respective trusts.

Transactions effected since May 1, 2000:

         Date      No. of Shares     Price Per Share    Where/How Effected
         ----      -------------     ---------------    ------------------
         5/03/00     10,000            $14.875/Share    Open Market Purchase
         6/02/00      2,500            $14.20/Share     Open Market Purchase
         6/05/00      8,000            $14.48/Share     Open Market Purchase
         6/06/00      1,000            $14.50/Share     Open Market Purchase
         6/09/00        500            $14.50/Share     Open Market Purchase


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A. Written Agreement to file Jointly: Incorporated by reference to the initial filing of this Schedule.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  June 5, 2000
                                       /s/ John M. Morrison
                                       ---------------------
                                        John M. Morrison


                                       /s/ Susan M. Morrison
                                       ---------------------
                                        Susan M. Morrison, Trustee